January 16, 2020

Jueqin Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People's Republic of China 325025

       Re: Huadi International Group Co., Ltd.
           Amendment 1 to Draft Registration Statement on Form F-1 Submitted January 3, 2020
           CIK 0001791725

Dear Mr. Wang:

        We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form F-1 submitted January 3,
2020

General

1. You indicate on the map on pages 4 and 48 that Iran is one of the 19 countries where you sell your products. Iran is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Iran. Please describe the nature and extent of your past, current, and anticipated contacts with Iran whether through subsidiaries, distributors, or other direct or indirect arrangements. You should describe any goods, technology, or services you have provided or anticipate providing into Iran, directly or indirectly, and any agreements, arrangements, or other contacts with its government or persons it controls.
 Jueqin Wang
FirstName LastNameJueqin Wang
Huadi International Group Co., Ltd.
Comapany NameHuadi International Group Co., Ltd.
January 16, 2020
January 16, 2020 Page 2
Page 2
FirstName LastName
         Please also discuss the materiality of the contacts in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets, and liabilities associated with Iran for the last two fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
Board of Directors and Board Committees, page 60

2. Please expand your revisions in response to prior comment 8 to clarify how you expect a majority of your three-person board to be independent if, as you disclose, "all current directors," each of whom is an executive officer, will serve on your board after listing. If current members of your board will resign prior to that time, please identify those members. If new members will be appointed, please disclose the information specified in
         Item 6 of Form 20-F, and file the consents required by Rule 438 of Regulation C.
Controlled Company, page 62

3. Your response to prior comment 5 indicates you are a "controlled company" due to the share ownership of the Wang family. Your disclosure on pages 17 and 62 indicate it is due solely to Di Wang's share ownership. Please revise to clarify the basis for your conclusions regarding why you are a controlled company. Please also reconcile (1) your revisions on page 62 that your shareholders are offering shares for resale with the disclosure on your prospectus coverage and pages 10, 29, and 81 that only the registrant is offering shares; and (2) the disclosure on page 62 that Huisen Wang is offering shares with your disclosure on page 66 that he holds no shares.
Principal Shareholders, page 66

4. We note your response to prior comment 11. Please reconcile your revisions on pages 66 and 67 with your revisions on page 62 and the share ownership amounts in your response to prior comment 5.
Note to Financial Statements
Note 16   Segment Reporting, page PageF-24

5. We note your response to prior comment 13 and the updated disclosure on page F-24.
         Please revise to disclose also long-lived assets that are located in your country of domicile, and disclose separately assets located in an individual foreign county if material. Refer to ASC 280-10-50-41.
        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other
 Jueqin Wang
Huadi International Group Co., Ltd.
January 16, 2020
Page 3

questions.



FirstName LastNameJueqin Wang                      Sincerely,
Comapany NameHuadi International Group Co., Ltd.
                                                   Division of Corporation
Finance
January 16, 2020 Page 3                            Office of Manufacturing
FirstName LastName